Exhibit 4.22
CHINA NATIONAL PETROLEUM CORPORATION
and
CHINA PETROLEUM HONGKONG (HOLDING) LIMITED
and
PETROCHINA COMPANY LIMITED

AGREEMENT
for the sale and purchase of shares in
Sun World Limited

THIS AGREEMENT is made on 27 August 2008
BETWEEN:
1.	China National Petroleum Corporation (), a state-owned enterprise incorporated under the laws of the PRC, whose registered office is at No. 6 Liupukang, Xicheng District, Beijing, the PRC (the Vendor);
2.	China Petroleum Hongkong (Holding) Limited (), a company incorporated in Hong Kong with limited liability, whose registered office is at 39th Floor, 118 Connaught Road West, Hong Kong (the Share Vendor); and
3.	PetroChina Company Limited (), a company incorporated in the PRC with limited liability, the shares of which are listed on the Shanghai Stock Exchange and the Stock Exchange with American depository shares listed on the New York Stock Exchange, whose registered office is at World Tower, 16 Andelu, Dongcheng District, Beijing, the PRC (the Purchaser),
(together the parties).
WHEREAS
(A) Sun World Limited (the Target) is a private company limited by shares incorporated in the British Virgin Islands, and directly holds approximately 51.89% of the total issued share capital of CNPC (Hong Kong). All the issued share capital of the Target is legally and beneficially owned by the Share Vendor.
(B) The Share Vendor is a wholly owned subsidiary of the Vendor.
(C) For the purpose of the Proposed Acquisition, the Purchaser will establish two new entities, New HKCo and New BVICo.
(D) The Vendor has agreed to sell (through the Share Vendor) or procure the sale of, and the Purchaser has agreed to purchase or procure the purchase of, subject to the terms of this Agreement, all the issued share capital of the Target.
(E) Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 4.
IT IS AGREED as follows:
1.     Sale and Purchase
1.1 The Vendor shall sell (through the Share Vendor) or procure the sale of, and the Purchaser shall purchase or procure the purchase of, the Target Shares with effect from Completion with all rights then attaching to them including the right to receive all distributions and dividends declared, paid or made in respect of the Target Shares on or after Completion. The sale and purchase of the Target Shares shall be on the terms set out in this Agreement.

1.2 The Target Shares shall be sold free from all Third Party Rights and ownership and risk in them shall (except as otherwise set out in this Agreement) pass to the Purchaser or its nominee, which is expected to be New BVICo, with effect from Completion.
2.     Consideration
The total consideration for the Target Shares (the Consideration) shall be the payment by the Purchaser to the Vendor of the sum of HK$7,592,030,373 in cash only.
3.     Conditions Precedent to Completion
3.1 Completion shall be conditional upon the following Conditions having been fulfilled or waived (in respect of clause 3.1(b) to (c) only), in accordance with this Agreement:
(a)	all necessary consents, approvals and notifications having been obtained or made from or to relevant third parties and/or governmental and regulatory authorities or bodies in the PRC and any other relevant jurisdiction in respect of the Proposed Acquisition and such authorisations remaining in full force and effect without modification;
(b)	the Warranties made by the Vendor being true and accurate in all material respects when made, and being true and accurate in all material respects on and as of the Completion Date; and
(c)	no Material Adverse Change in the Target Companies’ business, operations, financial condition or prospects having occurred since the date of signing of this Agreement and until the Completion Date.
3.2 The Vendor and the Purchaser shall use all reasonable efforts to ensure that the Conditions set out in clause 3.1 are fulfilled as soon as reasonably practicable after the date of this Agreement and, in any event, on or before 31 December 2008. For this purpose, they shall cooperate to make appropriate submissions, notifications and filings with any relevant governmental and regulatory authority and they shall each (i) provide any relevant governmental and regulatory authority with any necessary information required for the purpose of making any submissions, notifications and filings, (ii) keep the other informed of any communication (whether written or oral) with any relevant governmental and regulatory authority, (iii) take into account any reasonable comments made by the other and (iv) regularly review with the other the progress of any notifications or filings.
3.3 The Conditions in clause 3.1 (b) to (c) may be waived by notice in writing by the Purchaser.
3.4 If the Conditions have not been fulfilled (or waived by the Purchaser under clause 3.3) on or before 31 December 2008, or such other date as the Purchaser and the Vendor may agree, the Purchaser shall be entitled to terminate this Agreement (other than the Surviving Provisions) by giving notice to the other parties in writing. In such event, no party (nor any of its subsidiaries) shall have any claim under this Agreement of any nature against any other party except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions.

4.     Pre-Completion Vendor Undertakings
From the date of this Agreement until Completion, the Vendor shall comply with the obligations set out in Schedule 2.
5.     Completion
5.1 Completion shall take place at the Hong Kong office of the Purchaser’s legal adviser, Freshfields Bruckhaus Deringer, at 11/F, Two Exchange Square, Central, Hong Kong (or such other location(s) as the parties may agree) on the third Business Day after the day on which all the Conditions set out in clause 3.1 are fulfilled (or waived by the Purchaser under clause 3.3), or such other date as the Purchaser and the Vendor may agree (the Completion Date).
5.2 Upon Completion each of the Vendor and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its subsidiaries in Schedule 3.
6.     Vendor Warranties
6.1 The Vendor warrants that the Share Vendor has, and will upon Completion have, the right to sell and transfer full legal and beneficial ownership of the Target Shares free from all Third Party Rights.
6.2 The Vendor warrants to the Purchaser that at Completion (i) the Target Shares constitute the whole of the issued and allotted or, to the extent appropriate, registered, share capital of the Target, (ii) all the Target Shares are fully paid and there is no liability to pay any additional contributions on the Target Shares, and (iii) the Target has no liabilities and owns no assets other than the CNPC (HK) Shares.
6.3 The Vendor further warrants to the Purchaser as at the date of this Agreement in the terms of the Warranties set out in Schedule 1. The Warranties shall be separate and independent and (except as expressly otherwise provided) no Warranty shall be limited by reference to any other Warranty. Unless the context otherwise requires, each Warranty shall be deemed to be repeated immediately before Completion by reference to the facts and circumstances then existing as if references (express or implied) in each Warranty to the date of this Agreement were references to the date of Completion.
6.4 The Vendor undertakes to the Purchaser (without limiting any other rights of the Purchaser in any way including rights to damages for breach of any Warranty or on any other basis) that, if there is a breach of any Warranty, it shall pay or procure payment in cash to the Purchaser on demand a sum equal to the aggregate of:
(a)	the amount which would be necessary to put the relevant Target Company into the financial position which would have existed had there been no breach of the Warranty; and
(b)	all Costs directly suffered or incurred by the Purchaser or any of its subsidiaries (including any Target Company), as a result of or in connection with the breach of Warranty.
6.5 The Warranties shall not be extinguished or affected by Completion or by any other event or matter except for a specific written release by the Purchaser.

7.     Conduct of Purchaser Claims
7.1 If the Purchaser becomes aware of any claim or potential claim by a third party (a Third Party Claim) after Completion which is likely to result in a Claim being made under this Agreement, the Purchaser shall as soon as reasonably practicable give notice of the Third Party Claim to the Vendor and (subject to the Purchaser and its subsidiaries being indemnified and secured to the Purchaser’s reasonable satisfaction by the Vendor against all reasonable out-of-pocket costs and expenses, including those of its legal advisers, incurred in respect of that Third Party Claim) shall:
(a)	ensure that the Vendor is given all reasonable facilities to investigate the Third Party Claim;
(b)	not (and ensure that each of its subsidiaries shall not) admit liability or make any agreement or compromise with any person, body or authority in relation to that Third Party Claim without prior consultation with the Vendor; and
(c)	take any action that the Vendor reasonably requests to avoid, resist, dispute, appeal, compromise or defend that Third Party Claim, provided that neither the Purchaser nor any of its subsidiaries shall be required to take or refrain from any action pursuant to this clause 7.1 if the action or omission requested would, in the reasonable opinion of the Purchaser, be materially prejudicial to the business of the Purchaser or any of its subsidiaries.
7.2 The rights of the Vendor under clause 7.1 shall only apply to a Third Party Claim if the Vendor gives notice to the Purchaser in writing of its intention to exercise its rights within 10 Business Days of the Purchaser giving notice of the Third Party Claim. If the Vendor does not give notice during that period, the Purchaser shall be entitled in its absolute discretion to settle, compromise, or resist any action, proceedings or claim against any member of the Purchaser Group out of which that Third Party Claim may arise.
8.     Purchaser’s Rights to Terminate
8.1 The Purchaser may terminate this Agreement (other than the Surviving Provisions) by notice to the other parties at any time before Completion if any of the following circumstances arises or occurs at any time before Completion, namely:
(a) any Material Adverse Change occurs;
(b) a material breach by the Vendor of any Warranty as given on the date of this Agreement;
(c)	any event or circumstance which would constitute a material breach by the Vendor of any of the Warranties if they were repeated at any time before Completion by reference to the facts and circumstances then existing (on the basis that references in the Warranties to the date of this Agreement were references to the relevant date); and
(d)	any material breach by the Vendor or the Share Vendor (or any of their subsidiaries) of their obligations under this Agreement.
8.2 If the Purchaser terminates this Agreement under clause 8.1, no party (nor any of its subsidiaries) shall have any claim of any nature against other parties (or any of their subsidiaries) under this Agreement (except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions).
9.     Tax
9.1 All sums payable under this Agreement are (unless expressly stated otherwise) exclusive of any applicable taxes.
9.2 All sums payable under this Agreement shall be paid free and clear of all deductions or withholdings (except only as provided in this Agreement or as may be required by law). If any deduction or withholding is required by law from any payment, then the person making the payment shall (except in relation to interest) be obliged to pay the other person such additional sum as will, after the deduction or withholding has been made, leave the other person with the same amount to which it would have been entitled if no deduction or withholding had been required.
10.     Payments
10.1 Any payment to be made under this Agreement by the Purchaser (or any of its subsidiaries) to the Vendor shall be made in immediately available funds on the due date for payment to such bank account as the Vendor shall nominate in writing. Any payment to be made under this Agreement by the Vendor (or any of its subsidiaries) to the Purchaser shall be made in immediately available funds on the due date for payment to such bank account as the Purchaser shall nominate in writing.
10.2 Receipt of any sum in the relevant bank account pursuant to clause 10.1 shall be an effective discharge of the relevant payment obligation.
11.     Announcements
11.1 None of the parties (nor any of their respective subsidiaries) shall make any announcement or issue any circular in connection with the existence or the subject matter of this Agreement without the prior written approval of the others (such approval not to be unreasonably withheld or delayed).
11.2 The restriction in clause 11.1 shall not apply to the extent that the announcement or circular is required by law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law.
12.     Confidentiality
12.1 For the purposes of this clause 12:
(a)	Confidential Information means:
(i)	(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Vendor Group or, prior to Completion, any of the Target Companies; or
(ii)	(in relation to the obligations of the Vendor and the Share Vendor) any information received or held by the Vendor or the Share Vendor (or any of their Representatives) relating to the Purchaser Group or, following Completion, any of the Target Companies; and
(iii)	information relating to the provisions and subject matter of, and negotiations leading to, this Agreement;
and includes written information and information transferred or obtained orally, visually, electronically or by any other means; and
(b)	Representatives means, in relation to a party, its respective subsidiaries and the directors, officers, employees, agents, advisers, accountants and consultants of that party and/or of its respective subsidiaries.
12.2 Each of the parties shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose that Confidential Information to any person except (i) as this clause 12 permits or (ii) as the other parties approve in writing.
12.3 Clause 12.2 shall not prevent disclosure by a party or its Representatives to the extent that it can demonstrate that:
(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any tax authority) having applicable jurisdiction (provided that the disclosing party shall first inform the other parties of its intention to disclose such information and take into account the reasonable comments of the other parties);
(b)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held;
(c)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s fault (or that of its Representatives); and
(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement.
12.4 Each of the parties undertakes that it (and its subsidiaries) shall only disclose Confidential Information to Representatives if it is reasonably required for purposes connected with this Agreement and only if the Representatives are informed of the confidential nature of the Confidential Information.
13.     Assignment
13.1 Except as provided in this clause 13 or unless the Purchaser and the Vendor specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.
13.2 The Purchaser may assign the benefit of this Agreement (in whole or in part) to, and it may be enforced by, any Permitted Assignee as if it were the Purchaser under this Agreement. Any Permitted Assignee to whom an assignment is made in accordance with the provisions of this clause 13 may itself make an assignment as if it were the Purchaser under this clause 13. For this purpose, a Permitted Assignee means any member or members of the Purchaser Group.
14.     Further Assurances
14.1 Each of the parties shall perform (or procure the performance of) all further acts and things and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as may be necessary or reasonably required by the Purchaser to implement and give effect to this Agreement.
14.2 Each of the parties shall procure that its subsidiaries comply with all obligations under this Agreement which are expressed to apply to any such subsidiaries.
15.     Costs
Except as otherwise provided in this Agreement, the parties shall each be responsible for its own costs, charges and other expenses (including those of its subsidiaries) incurred in connection with the Proposed Acquisition.
16.     Notices
16.1 Any notice in connection with this Agreement shall be in writing in English or Chinese and delivered by hand, fax, registered post or courier. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by fax provided that, in either case, where delivery occurs outside Business Hours, notice shall be deemed to have been received at the start of Business Hours on the next following Business Day.
16.2 The addresses and fax numbers of the parties for the purpose of clause 16.1 are:

Vendor	For the attention of:	Xu Chaoying

	Address:	No. 6 Liupukang, Xicheng District, Beijing, the PRC

	Fax:	+86 10 6209 6104

Share Vendor	For the attention of:	Wang Wenhua

	Address:	Room 3901-03, 39/F, 118 Connaught Road West, Hong Kong

	Fax:	+852 2802 3022

Purchaser	For the attention of:	Li Jian

	Address:	World Tower, 16 Andelu, Dongcheng District, Beijing, the PRC

	Fax:	+86 10 8488 2367

17.     Conflict with other Agreements
If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the parties are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.
18.     Entire Agreement
18.1 This Agreement sets out the entire agreement between the parties in respect of the sale and purchase of the Target Shares and supersede any prior agreement (whether oral or written) relating to the Proposed Acquisition. It is agreed that:
(a)	no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking, made by or on behalf of the other parties in relation to the Proposed Acquisition which is not expressly set out in this Agreement; and
(b)	except for any liability in respect of a breach of this Agreement, no party shall owe any duty of care or have any liability in tort or otherwise to the other parties in relation to the Proposed Acquisition.
18.2 This clause 18 shall not exclude any liability for, or remedy in respect of, fraudulent misrepresentation.
19.     Waivers, Rights and Remedies
19.1 No failure or delay by the Purchaser in exercising any right or remedy provided by law or under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.
19.2 Each of the Vendor and the Share Vendor undertakes to the Purchaser (and to each individual and entity referred to in this clause 19.2) that, except in the case of fraud, it (or any of its subsidiaries) shall waive and relinquish any claim against any present or former employee, director, agent or officer of any Target Company or any member of the Purchaser Group on whom it may have relied before entering into this Agreement (including in relation to any information supplied or omitted to be supplied by any such person in connection with the Warranties).
19.3 Each of the Vendor and the Share Vendor undertakes to the Purchaser, and to each of the Purchaser’s advisers, that neither the Vendor or the Share Vendor nor any of their subsidiaries shall bring any claim or other action against any of the Purchaser’s advisers in relation to any matter arising in connection with this Agreement or the Proposed Acquisition. The Vendor and the Share Vendor shall waive any such claim or action against any of the Purchaser’s advisers (and shall ensure that each of their subsidiaries shall waive any such claim or action).

20.     Counterparts
This agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which is an original, but all of which together constitute one and the same instrument.
21.     Variations
No amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.
22.     Invalidity
Each of the provisions of this Agreement is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.
23.     Language
This Agreement shall be written in a Chinese version and an English version, both of which shall be equally authentic. In the event of any discrepancy, the English version shall prevail.
24.     Governing Law and Jurisdiction
24.1 This Agreement shall be governed by and construed in accordance with Hong Kong law.
24.2 Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in Hong Kong under the UNCITRAL Arbitration Rules in accordance with the HKIAC Procedures for the Administration of International Arbitration in force at the date of this Agreement. There shall be only one arbitrator and the language of the arbitration shall be English.

SCHEDULE 1
VENDOR WARRANTIES
1.     The Vendor Group and the Target Shares
1.1 Authorisations, valid obligations, filings and consents
(a)	The Vendor, the Share Vendor and each Target Company has obtained all corporate authorisations and (except to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to, where applicable, enter into and perform its obligations under this Agreement.
(b)	Subject to fulfilment of the Conditions, neither entry into this Agreement nor implementation of the Proposed Acquisition will (i) result in violation or breach of any laws or regulations in any relevant jurisdiction or (ii) amount to a violation or default with respect to any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction, by the Vendor, the Share Vendor or any Target Company, where, in each case, the breach, conflict or violation would adversely affect to a material extent its ability to, where applicable, enter into or perform its obligations under this Agreement.
1.2 Details of the Target Shares and the Target Companies
(a)	The Vendor, the Share Vendor and each Target Company are validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation and each Target Company has full power to conduct its business as conducted at the date of this Agreement.
(b)	The Share Vendor is the sole legal and beneficial owner of the Target Shares free from all Third Party Rights. The Share Vendor is entitled to transfer or procure the transfer of the full ownership of the Target Shares to the Purchaser or its nominee, on the terms set out in this Agreement.
(c)	The Target is the sole legal and beneficial owner of the CNPC (HK) Shares free from all Third Party Rights. All the CNPC (HK) Shares are fully paid and there is no liability to pay any additional contributions on them.
(d)	No person has the right (exercisable now or in the future and whether contingent or not) to call for the allotment or issue of any share or loan capital in any Target Company.
2.     Financial Matters
2.1 The Accounts. The Last Accounts give a true and fair view of the state of affairs of the Target Companies, and their assets and liabilities for the three years ending the Last Accounts Date and of the results thereof for the three years ending the Last Accounts Date and were prepared in accordance with the requirements of all relevant laws and the relevant generally accepted accounting principles then in force.

2.2 Management Accounts. The Management Accounts of each Target Company for all periods ended after the Last Accounts Date to which they relate were properly prepared in all material respects using accounting policies consistent with those adopted in the preparation of the Last Accounts. On the basis of the accounting bases, practices and policies used in their preparation and having regard to the purpose for which they were prepared, the Management Accounts:
(a)	are not misleading in any material respect;
(b)	do not materially over-state the value of the assets nor materially under-state the liabilities of the Target Companies as at the dates to which they were drawn up; and
(c)	do not materially over-state the profits or materially under-state the losses of the Target Companies in respect of the periods to which they relate.
2.3 Position since Last Accounts Date. Since the Last Accounts Date:
(a)	there has been no Material Adverse Change;
(b)	each Target Company has carried on business in the ordinary and usual course, and no Target Company has made or agreed to make any payment other than routine payments in the ordinary and usual course of trading;
(c)	no Target Company has reduced any paid-up share capital (except for any dividends provided for in the Last Accounts); and
(d)	no Target Company has issued or agreed to issue any share or loan capital or other similar interest.
2.4 Accounting and other records. The statutory books, books of account and other records of each Target Company required to be kept by applicable laws in any relevant jurisdiction are up-to-date and have been maintained in accordance with those laws and relevant generally accepted accounting practices on a proper and consistent basis and comprise in all material respects complete and accurate records of all information required to be recorded. All such statutory books, books of account and other records are in the possession or under the control of a Target Company together with all material documents of title and executed copies of all existing agreements which are necessary for the proper conduct of its business and to which the relevant Target Company is a party.
3.     Debt Position
3.1 Debts owed to the Target Companies. No Target Company is owed any debt other than trade debts incurred in the ordinary and usual course of business.
3.2 Debts owed by the Target Companies. No Target Company owes any Financial Debt save as disclosed in the Last Accounts.
4.     Regulatory Matters
4.1 Licences. Each Target Company has obtained all valid licences, permissions, authorisations and consents (together, Approvals) required for carrying on its business effectively in the places and in the manner in which it is carried on at the date of this Agreement and in accordance with all applicable laws and regulations in each case in all material respects. So far as the Vendor is aware, there are no circumstances which indicate that any Approval will or is likely to be revoked or not renewed, in whole or in part, in the ordinary course of events, whether as a result of the Proposed Acquisition or otherwise.
4.2 Compliance with laws. Each Target Company has conducted its business and corporate affairs in accordance with its memorandum and articles of association, by-laws or other equivalent constitutional documents and in all material respects in accordance with all applicable laws and regulations. No Target Company is in material default of any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction.
5.     The Business Assets
5.1 Ownership. Each of the assets included in the Last Accounts of each Target Company is the absolute property of the relevant Target Company and is free from all Third Party Rights except for:
(a)	any hire or lease agreement in the ordinary course of business;
(b)	title retention provisions in respect of goods and materials supplied to such Target Companies in the ordinary course of their business; and
(c)	liens arising in the ordinary course of the business of the Target Companies by operation of law.
5.2 Possession and third party facilities. All of the assets used in the businesses of the Target Companies are in their possession or under their control and there are no circumstances which might result in any Governmental Entity expropriating any such assets. Where a Target Company uses assets but does not own them or any person provides facilities or services to a Target Company, no default event or any other event or circumstance has occurred which may entitle any person to terminate any agreement in respect of that use or provision.
5.3 Condition. All the plant, machinery, equipment and vehicles used by each Target Company are in a reasonable state of repair and are not unsafe, obsolete or in need of renewal or replacement, and can be efficiently and properly used for the purposes for which they were acquired or are retained, subject to normal wear and tear.
6.     Contractual Matters
6.1 Material contracts. No Target Company is a party to any agreement or arrangement:
(a)	under which, by virtue of the Proposed Acquisition, (i) any other party is likely to be relieved of any obligation or become entitled to exercise any right (including any termination right or any pre-emption right or other option) or (ii) any Target Company is likely to be in default or lose any benefit, right or licence which it currently enjoys or (iii) a liability or obligation of a Target Company is likely to be created or increased;
(b)	which was entered into not in the ordinary course of business or not on arm’s length terms;

(c)	which requires, or confers any right to require, the allotment or issue of any shares, debentures or other securities of any Target Company now or at any future time; and
(d)	under which any Target Company has sold or disposed of any company or business where it remains subject to any liability (whether contingent or otherwise).
6.2 Defaults. No Target Company is in material default under any agreement or arrangement to which it is a party and, so far as the Vendor is aware, there are no circumstances likely to give rise to such a default.
7.     Litigation and Investigations
7.1 Litigation. Except as claimant in the collection of debts arising in the ordinary course of business, no Target Company is a claimant or defendant in or otherwise a party to any material litigation, arbitration or administrative proceedings (including any proceedings before any tribunal), which are in progress, threatened or pending by or against or concerning it or any of its assets. The Vendor is not aware of any circumstances which are likely to give rise to any such proceeding.
7.2 Investigations. So far as the Vendor is aware, no governmental, administrative, regulatory or other official investigation or inquiry concerning any Target Company is in progress or pending and there are no circumstances likely to lead to any such investigation or inquiry.
8.     Insolvency etc.
8.1 Insolvency. Neither the Vendor nor the Share Vendor or any of the Target Companies is insolvent under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) could receive less than the amounts due to them.
9.     Real Estate
9.1 The Properties comprise all the lands, buildings and premises occupied or otherwise used by the Target Companies and no Target Company has acquired (or agreed to acquire) or taken up (or agreed to take up) any lease or tenancy of, any property other than the Properties. No Target Company has incurred any unsatisfied liability with respect to any land, buildings or real estate owned in the past.
9.2 The Target Companies hold each leased Property under the terms and conditions of the relevant lease and such lease is good, valid and subsisting and not void or voidable or otherwise liability to forfeiture or to be terminated earlier than the term stated in the lease and the relevant Target Company has paid the rent and all other sums payable under the lease on the due dates for payment and has at all times duly and properly observed and performed all of the covenants, conditions and other terms contained in the lease, and has received no complaint regarding any alleged breach of any of such covenants and conditions.
9.3 All laws, statutes and subsidiary legislation material to the use by the relevant Target Company of the leased Property have been complied with and all material consents, licenses, permits required thereunder have, in all material respects, been obtained and any conditions or restrictions imposed by such consents, licenses or permits have been observed and performed in all material respects.

SCHEDULE 2
CONDUCT OF THE TARGET COMPANIES PRE-COMPLETION
1. From the date of this Agreement until Completion, the Vendor shall ensure or procure (to the extent that it is able to do so as an indirect shareholder of the Target and the other Target Companies) that (except with the Purchaser’s written consent):
(a)	the affairs of each Target Company are conducted only in the ordinary and usual course and that no Target Company makes or agrees to make any payment other than routine payments in the ordinary and usual course of business;
(b)	no Target Company does, allows or procures any act or omission which would constitute or give rise to a breach of any Warranty if the Warranties were repeated at any time before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the relevant date;
(c)	all relevant information which comes to its notice in relation to any fact or matter (whether existing on or before the date of this Agreement or arising afterwards) which may constitute a breach of any Warranty if the Warranties were to be repeated on or at any time before Completion by reference to the facts and circumstances then existing as if references in the Warranties to the date of this Agreement were references to the relevant date, is promptly disclosed to the Purchaser;
(d)	no Target Company declares, authorises, makes or pays any dividend or other distribution (whether in cash, stock or in kind) or reduces, purchases or redeems an part of its paid-up share capital;
(e)	no Target Company (i) creates, allots or issues or agrees to create, allot, or issue any share or loan capital or other security or (ii) grants any option over or right to subscribe for any share or loan capital or other security; and
(f)	all transactions between a Target Company and a member of the Vendor Group take place on arm’s length terms.

SCHEDULE 3
COMPLETION ARRANGEMENTS
Part A : Vendor Obligations
1. At or before Completion, the Vendor shall deliver or ensure that there is delivered to the Purchaser or its nominee (or made available to the Purchaser’s satisfaction):
(a)	duly executed transfers into the name of the Purchaser or its nominee of all the Target Shares to enable title in all the Target Shares to pass fully and effectively into the name of the Purchaser or its nominee, including any documents as may be required to enable the Purchaser and/or its nominee to be registered as the holder of the Target Shares;
(b)	the share certificates in respect of all of the Target Shares;
(c)	a copy of a resolution (certified by a duly appointed officer as true and correct) of the board of directors of each of the Vendor and Share Vendor authorising the execution of and the performance by each of the Vendor and Share Vendor of its obligations under this Agreement; and
(d)	a written confirmation signed by a duly authorised officer of the Vendor confirming the Target has no liabilities and owns no assets other than the CNPC (HK) Shares.
Part B : Purchaser Obligations
1. Upon Completion, the Purchaser shall:
(a)	deliver or ensure that there is delivered to the Vendor (or made available to the Vendor’s satisfaction) a copy of a resolution (certified by a duly appointed officer as true and correct) of the board of directors of the Purchaser authorising the execution of and the performance by the Purchaser of its obligations under this Agreement; and
(b)	pay to the Vendor the Consideration in accordance with clause 2 (Consideration).
Part C : General
1. All documents and items delivered upon Completion shall be held by the recipient to the order of the person delivering them until such time as Completion shall take place.

SCHEDULE 4
DEFINITIONS AND INTERPRETATION
1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:
Business Day means a day, other than a Saturday or Sunday or public holiday in Hong Kong or Beijing, on which banks are open in Hong Kong and Beijing for general commercial business;
Business Hours means 9.30am to 5.30pm in the relevant location on a Business Day;
Claim means any claim for breach of Warranty;
Costs means losses, damages, costs (including reasonable legal costs) and expenses (including taxation) in each case of any nature whatsoever;
CNPC (HK) Shares means the 2,513,917,342 ordinary shares of HK$0.01 each in the share capital of CNPC (Hong Kong), representing approximately 51.89% of the total issued share capital of CNPC (Hong Kong);
CNPC (Hong Kong) means CNPC (Hong Kong) Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange;
Completion means completion of the Agreement pursuant to clause 5.1;
Conditions means the conditions precedent to Completion set out in clause 3.1;
Financial Debt means all borrowings and other indebtedness by way of overdraft, acceptance credit or similar facilities, loan stocks, bonds, debentures, notes, debt or inventory financing, finance leases or sale and lease back arrangements or any other arrangements the purpose of which is to borrow money, together with forex, interest rate or other swaps, hedging obligations, bills of exchange, recourse obligations on factored debts and obligations under other derivative instruments;
Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority;
HK$ means Hong Kong dollars, the lawful currency of Hong Kong;
HKIAC means the Hong Kong International Arbitration Centre;
HKIAC Procedures for the Administration of International Arbitration means the Procedures for the Administration of International Arbitration adopted by HKIAC;
Hong Kong means the Hong Kong Special Administrative Region of the PRC;
Last Accounts means the audited balance sheet of the Target Companies (and, where relevant, the audited consolidated balance sheet of the Target Company and its subsidiaries ) and the audited profit and loss account of the Target Companies (and, where relevant, the audited consolidated profit and loss account of the Target Company and its subsidiaries), in each case as at the Last Accounts Date, together with any notes, reports, statements or documents included in or annexed or attached to them;
Last Accounts Date means 31 December 2007;
Listing Rules means the Rules Governing the Listing of Securitises on the Stock Exchange of Hong Kong;
Management Accounts means the unaudited monthly management accounts during the period commencing on the Last Accounts Date and ending on the Management Accounts Date;
Management Accounts Date means 30 June 2008;
Material Adverse Change means any event, circumstance, effect, occurrence or state of affairs or any combination thereof (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) which is, or is reasonably likely to be, materially adverse to the business, operations, assets, liabilities (including contingent liabilities) financial condition or prospects of the Target Companies;
New BVICo means a company expected to be incorporated for the purpose of the Proposed Acquisition in the British Virgin Islands with limited liability, which will be a directly wholly owned subsidiary of New HKCo;
New HKCo means a company expected to be incorporated for the purpose of the Proposed Acquisition in Hong Kong with limited liability, which will be a directly wholly owned subsidiary of the Purchaser and will hold 100% interest in New BVICo;
PRC means the People’s Republic of China, for the purpose of this Agreement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;
Properties means all the valid freehold and leasehold interests of the Target Companies, and Property means any of them;
Proposed Acquisition means the proposed acquisition of the entire issued share capital of the Target by the Purchaser from the Vendor in accordance with the terms of this Agreement;
Purchaser Group means the Purchaser and its subsidiaries;
Representatives has the meaning given in clause 12.1;
Stock Exchange means The Stock Exchange of Hong Kong Limited;
subsidiary has the meaning ascribed to that term in the Listing Rules;
Surviving Provisions means clauses 11 (Announcements), 12 (Confidentiality), 13 (Assignment), 15 (Costs), 16 (Notices), 17 (Conflict with other Agreements), 18 (Entire Agreement), 19 (Waivers, Rights and Remedies), 21 (Variations), 22 (Invalidity), 23 (Language), 24 (Governing Law and Jurisdiction) and Schedule 4 (Definitions and Interpretation);
Target Companies means the Target and its subsidiaries and Target Company means any of them;

Target Shares means all the 10 ordinary shares of US$1.00 each in the share capital of the Target, representing the entire issued share capital of the Target;
Third Party Assurances means all guarantees, indemnities, counter-indemnities and letters of comfort of any nature given (i) to a third party by a Target Company in respect of any obligation of a member of the Vendor Group; and/or (as the context may require) (ii) to a third party by a member of the Vendor Group in respect of any obligation of a Target Company;
Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;
UNCITRAL Arbitration Rules means the Arbitration Rules of the United Nations Commission on International Trade Law;
Vendor Group means the Vendor and its subsidiaries but excluding the Purchaser Group and the Target Companies; and
Warranties means the warranties given pursuant to clause 6 and set out in Schedule 1.
2. Interpretation. In this Agreement, unless the context otherwise requires:
(a)	headings do not affect the interpretation of this Agreement;
(b)	the singular shall include the plural and vice versa; and
(c)	any phrase introduced by the terms including and include or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.
3. Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.
4. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

SIGNATURE
This Agreement is signed by duly authorised representatives of the parties:

SIGNED	)	SIGNATURE:

for and on behalf of	)
China National Petroleum Corporation	)	NAME:	JIANG Jiemin

SIGNED	)	SIGNATURE:

for and on behalf of	)
China Petroleum Hongkong (Holding) Limited	)	NAME:	WU Yaowen

SIGNED	)	SIGNATURE:

for and on behalf of	)
PetroChina Company Limited	)	NAME:	ZHOU Jiping